                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                Schedule 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                       Tower Park Marina Investors, L.P.
                       (formerly PS Marina Investors I)
                       --------------------------------
                           (Name of Subject Company)


                       Tower Park Marina Investors, L.P.
                       (formerly PS Marina Investors I)
                       --------------------------------
                      (Name of Company Filing Statement)



                     Units of Limited Partnership Interest
                     -------------------------------------
                        (Title of Class of Securities)

                                     None
                      -----------------------------------
                     (CUSIP Number of Class of Securities)

                        Commission File Number: 0-17672


                               Jeffrey K. Ellis
                        16633 Ventura Blvd., 6th Floor,
                              Encino,  CA  91436
                                (818) 907-0400
                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)

ITEM 1. SECURITY AND SUBJECT COMPANY

     This statement relates to units of limited partnership interest (the "Units") in Tower Park Marina Investors, L.P. (the "Partnership") (formerly known as PS Marina Investors I) 16633 Ventura Blvd., 6th Floor, Encino, CA 91436.

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer dated July 31, 1997 by Peachtree Partners, P.O. Box 47638, Phoenix, AZ 85068, to purchase up to 4.9% of the outstanding Units on a "first-come" basis for the purchase price of $20.00 per unit, less the transfer fee of $50.00 payable to the Partnership in connection with each transfer of Units.

ITEM 3.  IDENTITY AND BACKGROUND

  a) This statement is being filed by Tower Park Marina Investors, L.P., 16633 Ventura Blvd., 6th Floor, Encino, CA 91436.

  b) The Partnership has numerous contractual relationships with its general partner, Westrec Investors, Inc. (the "General Partner"), all of which are disclosed in the Partnership's 1996 Annual Report, Note 4 to the Partnership's audited financial statements. A copy of such note is filed as Exhibit (c)(1) to this Statement and is incorporated herein by this reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  a) The Partnership recommends that the tender offer be rejected.

  b) Recent trades of Units on the secondary market have been for amounts significantly higher than those offered by Peachtree Partners. Accordingly, the Partnership recommends that partners who wish to sell Units consider doing so on the secondary market.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     There are no persons employed, retained or to be compensated by the Partnership or any person on its behalf to make solicitation or recommendations to partners of the Partnership.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  a) During the past 60 days, Westrec Marina Management, Inc., an affiliate of the General Partner, has purchased 8 Units for $100 per Unit from Limited Partners who contacted the General Partner in an effort to liquidate their investment. To the best of the Partnership's knowledge, no other transactions in Units have been effected by the Partnership or its general partners, affiliates, executive officers, directors or subsidiaries.

  b) These units were purchased by Westrec Marina Management, Inc. as a long-term investment and will not be tendered to Peachtree Partners.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  a) There are no negotiations being undertaken or underway in response to the tender offer which relates to or would result in (1) an extraordinary transaction such as a merger, or reorganization involving the Partnership or any subsidiary, (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary, (3) a tender offer for or other acquisition of securities by or of the Partnership or (4) any material change in the present capitalization or distribution policy of the Partnership.

  b) There is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer by Peachtree partners.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     None

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit (a)(1): Letter dated October 9, 1997 to the limited partners of the Partnership recommending that they reject Peachtree Partner's tender offer. Attached as Exhibit I is the recommendation to not accept the tender offer which was sent to unit holders.

     Exhibit (c)(1): Note 4 of the audited financial statements of the Partnership included in the Partnership's 1996 Annual Report.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                WESTREC INVESTORS, INC.
                                General Partner



October 9, 1997                 By:  /s/ Jeffrey K. Ellis
                                    ----------------------------
                                        Jeffrey K. Ellis
                                         Vice President